UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces approval of the Production Individualization Agreements for the Sururu and Berbigão shared reservoirs

—

Rio de Janeiro, May 4, 2026 – Petróleo Brasileiro S.A. - Petrobras announces that it has been notified by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) on April 30, 2026, regarding the approval of the Production Individualization Agreements (AIP) for the Berbigão Shared Reservoir in Zone BVE-ITP/RJS-656 (Sururu) and the Zone BVE-ITD/RJS-697 of Berbigão (Berbigão), located in the Santos Basin. As a result, the AIPs took effect on May 1, 2026. Both fields have been producing since 2019 through the FPSO P-68, with a capacity of 150,000 barrels of oil per day.

The Sururu and Berbigão Shared Reservoirs comprise:

• Concession Contract BM-S-11A, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%), and Petrogal (10%); and,

• The Transfer of Rights Contract, operated by Petrobras, which holds a 100% interest.

The agreement sets forth the interests of each party and the rules governing the joint execution of oil and natural gas development and production operations in the shared reservoir. Accordingly, effective May 1, 2026, the interests of each party in the Sururu and Berbigão Shared Reservoirs will be as follows:

Partners	Concession BM-S-11A	Transfer of Rights	Sururu
Petrobras (operator)	42,5%	100%	45,394%
Shell Brasil Petróleo Ltda	25%	-	23,742%
TotalEnergies EP Brasil Ltda	22,5%	-	21,367%
Petrogal Brasil S.A.	10%	-	9,497%

Partners	Concession BM-S-11A	Transfer of Rights	Berbigão
Petrobras (operator)	42,5%	100%	62,913%
Shell Brasil Petróleo Ltda	25%	-	16,125%
TotalEnergies EP Brasil Ltda	22,5%	-	14,512%
Petrogal Brasil S.A.	10%	-	6,450%

An AIP is executed in situations when reservoirs extend beyond the areas covered by concessions or contracts, in accordance with ANP regulations.

As a result of the process of individualizing production from the reservoirs, the financial settlement between the expenses incurred and the revenues related to the volumes produced up to the effective date of the AIP will be subject to negotiation between the companies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer